ORBIS


05007024

Warsaw, 2005-03-18

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 01 2005
WASH. D.C. 179 SECTION

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 11/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
APR 07 2005
THOMSON
FINANCIAL

4/7

Current report no 11/2005

The Management Board of Orbis S.A. hereby informs about the transfer assets having a major value as defined in § 2.3 of the Regulation of the Council of Ministers of October 16, 2001, concerning current and periodical information to be reported by securities' issuers to a public company operating under the name Globe Trade Centre S.A. (GTC) with its corporate seat in Warsaw.

The transfer, as defined in § 2. 1.42 of the Regulation of the Council of Ministers, took place on March 3, 2005, within the framework of execution of a conditional agreement dated January 28, 2005, and as a result of execution of a conditional sale agreement with a limited liability company Globis Wrocław Sp. z o.o. providing for the disposal to Globis of a title to perpetual usufruct of a plot of land located in Wrocław, at Powstańców Śląskich street, which was a precondition of the transfer stipulated in the agreement dated January 28, 2005.

The sold assets comprise 2000 shares in Globis Poznań Sp. z o.o and 25 shares in Globis Wrocław Sp. z o.o., constituting 25% of share capital in each of these companies and representing 25% of the total number of votes at the General Meeting of each of these companies. The total sale price of the said shares amounts to PLN 2,012,500 and is the same as their nominal value and value reported in the books of accounts of Orbis S.A.

GTC is a shareholder of Orbis S.A. One of the persons managing GTC is a member of a supervisory body in Orbis S.A.

After the transfer of these shares, Orbis S.A. holds no shares in Globis Poznań Sp. z o.o. and in Globis Wrocław Sp. z o.o.